SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	☒	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 04 December 2006

* Print the name and title of the signing officer under his signature.

2

Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 61 3 9273 6141
Fax 61 3 9273 6142
www.anz.com

23 November 2006

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney NSW 2000

Australia and New Zealand Banking Group Limited Final Dividend 2006 – Dividend Reinvestment Plan and Bonus Option Plan

ANZ’s fully franked 2006 Final Dividend of 69 cents is payable on 15 December 2006 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 15 November 2006 (the ‘Record Date’).

The price set in order to calculate the number of shares to be allotted under the ANZ Dividend Reinvestment Plan and Bonus Option Plan is A$28.25 being the volume weighted average sale price of ANZ shares during the five trading days following the Record Date.

Yours faithfully

John Priestley

Company Secretary

15/04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

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[GRAPHIC]

Morgan Stanley
Investor Conference

Brian Hartzer
Group Managing Director, Personal

www.anz.com	[LOGO]

A good year – met our targets again

Headline profit	ñ	16.2%
Cash* profit	ñ	13.8%

Revenue Growth	ñ	8.4%#
Profit Before Provisions	ñ	10.4%

Cash* EPS	ñ	13.2%
Dividend	ñ	13.6%

Return on equity back above 20%

Cost-Income ratio improved by 1.0%

* adjusts headline numbers for AIFRS 2005 adjustments, significant items & inc integration costs & fair value hedge gains/losses

# 9.1% FX adjusted

Different strategy delivering results

[GRAPHIC]

But some areas where we need to do more

•                  Speed up Asian expansion

•                  Advance wealth and private banking

Australia

•                  Personal outstanding, engine of Group revenue, high customer satisfaction

•                  Institutional regained #1 position

New Zealand

•                  Good operational momentum

•                  Financial results earlier than expected

Asia/Pacific

•                  Asia – 26% revenue growth

•                  Pacific – 15% revenue growth

•                  Partnerships creating value

•                  Sacombank & Panin valued well above book

•                  1m credit cards now on issue in Asia

Invested against the trend

•                  Now seeing the payback

•                  Accelerated investment spend in 2nd half

•                  Considerable investment in de-risking contributing to lower provisions

Good performance from Divisions, particularly Personal

Division

[CHART]

Geography

[CHART]

* New Zealand Banking, which includes NZ Institutional

Overview of Personal Division

Good growth across each of our businesses

Business	NPAT Growth

Pacific	67%

Investments & Insurance	48%

Consumer Finance	25%

Mortgages	21%

Banking Products	17%

Regional, Rural & Small Bus.	18%

Esanda	11%

Diverse sources of earnings

[CHART]

Success in Personal due to an effective business system

Strategy
Financial
Performance

	“More	Employees
Customers	Convenient
Banking”

Products &
Brand		Distribution
Investment

Strategy starts with clear segmentation

Price Driven	Service Driven	Premium

[LOGO]				• ANZ brand for non price-driven segments

[LOGO]	[LOGO]	Prime	à	• Other brands for other segments

[LOGO]				• Defend share via price where necessary

20% - 30%	70% - 80%

[LOGO]		Emerging Prime

Sub Prime
Un-banked

Customer insights led to “More Convenient Banking”

Key Decision Factors for Customers
(importance out of 10)

Important, but not dominant

Why should customers bank with ANZ (and not somebody else)??	à	[CHART]	People increasingly “time poor” – seeking convenient, simple solutions

Success in Personal due to an effective business system

Strategy
Financial
Performance

	“More	Employees
Customers	Convenient
Banking”

Products &
Brand		Distribution
Investment

We have invested in our employees and our culture…

Significant investment in employees, largely frontline

[CHART]

Delivering on our commitment to cultural change

(% Personal* employees completed “Breakout” program)

[CHART]

*excludes Pacific, Esanda and Small Business

…resulting in a highly engaged workforce

Dramatic shift in staff satisfaction (“am I satisfied working at the ANZ?”)		High levels of engagement across Personal
[CHART]
[CHART]	Shift to “engagement”
Branch Manager engagement

[CHART]

Success in Personal due to an effective business system

Strategy
Financial
Performance

	“More	Employees
Customers	Convenient
Banking”

Products &
Brand		Distribution
Investment

Specialisation has delivered product and service excellence

ANZ. Best Call Centre in Australia, 3 years in a row.

And we’re here to stay.

Thanks to all the dedicated staff at our local call centres, ANZ has once again been awarded the best call centre in Australia. And Australia is where we plan to stay. ANZ call centres are conveniently open 24 hours a day, seven days a week. To switch call 13 13 14 anytime. That’s ANZ now.

Money Magazine Awards 2006

•                  Home Loan Lender of the Year

•                  Readers’ Choice Award for Service Excellence

Australian Service Excellence Awards 2006

•                  Winner of the Large Business category - Best Call Centre in Australia

[GRAPHIC]

Now with extended hours in major shopping centres.

Expanding distribution to improve convenience

New Branches and ATMs

[CHART]

[GRAPHIC]

Branch investment largely in ‘growth corridors’

Location of new branches aligned to growth corridors

[GRAPHIC]

Economics of new branches

• Avg fit-out per Branch	~$900K
• Avg Running Costs	~$60K pa
• Avg breakeven period	~18 mths

Some branches in growth corridors breaking even within 12 months

Branch Location Category

Representation Gap	16	40%
Growth Location	24	60%

Target;

~ one branch per week in FY 07

Success in Personal due to an effective business system

Strategy
Financial
Performance

	“More	Employees
Customers	Convenient
Banking”

Products &
Brand		Distribution
Investment

“Proof points” starting to differentiate ANZ brand…

More ATM locations in key areas		Investment in the franchise reflected in improved brand image*

[GRAPHIC]
	à	[CHART]
First major bank to launch Visa Debit card

[GRAPHIC]

*Brand Image, Source: ANZ Brand Health Monitor

…which drives future acquisition and retention

Improved “Trial Intention”

(Day to Day Transaction Accounts*)

[CHART]

*Source: ANZ Brand Health Monitor, 6 month moving average

Lowest propensity to defect#

(Intend to switch main bank in next 12 months)

[CHART]

#  Source: Roy Morgan Research – Main Financial Institution, excluding can’t say.

Australian Pop’n 14+ yrs, 12 monthly moving average

Success in Personal due to an effective business system

Strategy
Financial
Performance

	“More	Employees
Customers	Convenient
Banking”

Products &
Brand		Distribution
Investment

Customer satisfaction at top of major banks…

ANZ customer satisfaction* at top of major peers despite recent softening across the industry

[CHART]

* Source: Roy Morgan Research – Main Financial Institution,
% Satisfied (Very or Fairly Satisfied), 6 monthly moving average

…leading to more customers and higher share of wallet

Now #2 in customer numbers

(# traditional banking customers to Aug-06*)

[CHART]

Increasing share of wallet

(% increase traditional banking products Sep-04 to Aug-06*)

[CHART]

*Source: Roy Morgan Research – Traditional Banking includes customers with accounts, loans or cards.
Australian Pop'n 14+ yrs, 12 monthly moving average

Success in Personal due to an effective business system

Strategy
Financial
Performance

	“More	Employees
Customers	Convenient
Banking”

Products &
Brand		Distribution
Investment

Strategy delivering attractive deposit growth…

Non price-led strategy delivering strong growth and margin performance^

[CHART]

^ 11 Months to August 2006 Source: APRA, ASSIRT, Company Reports & Websites, Cannex, ANZ Internal Analysis,

…and attractive Mortgages and Credit Card growth

ANZ Retail* channels growing above system

[CHART]

Mortgage margin stable

[CHART]

Strong Credit Card FUM growth

[CHART]

Cards Margins and Loss Rates Stable

(index Jan-05 Income = 100)

[CHART]

*excludes Origin

Strong revenue growth driving out-performance

Revenue growth in part determines level of cost growth*	à	Strong profit momentum (pcp)

[CHART]		[CHART]

*pcp growth 1H06 & 2H06 AIFRS, 2H05 AGAAP

Parts of the formula can be copied, yet success is not guaranteed

Not guaranteed,		Needs to be	à	Our challenge: To stay one step ahead of the pack!
requires time,		distinctive and well
execution and		executed to succeed
investment
Strategy
Financial		Culture takes years
Performance		to develop and each
bank is different
Employees
Customers

Consistent
delivery required
on all dimensions
	Brand	Products &
	Investment	Distribution

Focus on innovation
Significant investment		and 1st to market
required; must be		requires right culture
distinctive & relevant		and investment

Summary

•              No “silver bullet” explains ANZ’s Retail Banking success

•              Our business system is delivering strong, sustainable growth

•              We will continue to invest in “More Convenient Banking”

•              Lots more upside in customer #s, wallet share, and efficiency

Additional Information

Early signs of a slight deterioration in credit quality

The cycle has turned with higher interest rates & fuel costs impacting some consumers, but 90+ days still at low levels

[CHART]

Growth has mainly been in the Australian highly secured portfolio (90+ days past due loans Aust.)

[CHART]

Mortgage concerns have largely been in NSW

(90+ days past due % GLA* by State)

[CHART]

*Gross Lending Assets

Credit card losses result from four key drivers aside from outstandings growth

1                          (1) Cut-off scores are set to maximise risk adjusted revenue (RAR)

[CHART]

	(A)	(B)	(C)	(D) = C-B
	Population	Total Credit	Revenue	Risk Adjusted
	Decile	Provisions Rate	(Interest + Fees)	Revenue
	10%	5%	9%	4%
	10%	4%	7%	3%
	10%	5%	8%	3%
	10%	6%	9%	3%
	10%	8%	11%	3%
Cut-off	10%	11%	11%	0%
	10%	15%	12%	(3)%
	10%	45%	24%	(21)%
	—	—	—	—

2                 (1)Age of accounts: Credit costs generally peak around 18 to 24 months after an account is opened

[CHART]

3.              Credit cards 60+days arrears stable at portfolio level

[CHART]

	Year	Year	Year
	1	2	3+
	100	200	250

	100	100	50
1%	1	1	0.5
3%	—	3	3
2%	—	—	2
	1	4	5.5
	1.0%	2.0%	2.2	%*

4.              Source and channel:

Existing customers have  lower losses than new customers

Branch-originated accounts have lower losses than phone and internet-originated accounts

Note:  Inherent credit card losses are in turn inflated/deflated by the economic cycle and the effectiveness of collections activity.

(1)                                  Illustrative

ANZ’s losses driven by product mix shift and prior years’ outstandings growth

[CHART]

Source:  Annual results 2006

Loss rates likely to increase as low rate balances ‘season’

(Loss Rates by Vintage by Product Index YR1 = 100)

% Ave. Total O/S Balances

[CHART]

Source:  Annual results 2006

SUMMARY

•              Credit card loss growth due to shift to higher-revolving, low rate products and portfolio seasoning

•              Credit quality remains sound.  There is no deterioration of loss rates within product segments, year of booking, cut-off score, or channel/source

•              To offset the expected impact of a the economic cycle, we are increasing collector numbers and refining collections strategies/tactics

Australian personal bankruptcy differs from UK

Key factors for increasing UK losses:

•              aggressive competition

•              weakening credit standards

•              relaxation of bankruptcy laws in 2004

ANZ experienced above system unsecured lending growth & slight increase in bankruptcies:

•           growth achieved with minimal change to credit standards

•           no changes in Australian bankruptcy laws

•           enhanced risk management strategies implemented

Slight increase in Australian bankruptcies/debt agreements…*

(Aust. Non Business Bankruptcies and Debt Agreements)

[CHART]

…rate of growth significantly below UK*

(Personal bankruptcies and debt agreements, quarterly data yoy growth)

[CHART]

*Source – ITSA, The Insolvency Service (UK Jun-06 quarter data not released)

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

Company Secretary’s Office

Australia and New Zealand Banking Group Limited

Level 6, 100 Queen Street

Melbourne, VIC 3000

Phone 61 3 9273 6141

Fax 61 3 9273 6142

www.anz.com

9 November 2006

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney  NSW  2000

Advice of Dividend and AGM Dates for 2006 and 2007

As previously announced, the 2006 Final Dividend and 2006 Annual General Meeting dates are as follows:

2006 Final Dividend

Ex-Date:	9 November 2006
Record Date:	15 November 2006
Payment Date:	15 December 2006

2006 Annual General Meeting

The 2006 Annual General Meeting of the Company will be held in Sydney on Friday, 15 December 2006.

In addition, Australia and New Zealand Banking Group Limited advises the following proposed dates for 2007. These dates may be subject to change. If a decision is made to change any dates, the Australian Stock Exchange will be notified accordingly.

2007 Interim Dividend

Announcement of interim results:	26 April 2007
Ex-Date:	14 May 2007
Record Date:	18 May 2007
Payment Date:	2 July 2007

2007 Final Dividend

Announcement of annual results:	25 October 2007
Ex-Date:	8 November 2007
Record Date:	14 November 2007
Payment Date:	18 December 2007

15 04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

2007 Annual General Meeting

The 2007 Annual General Meeting of the Company will be held in Perth on Tuesday, 18 December 2007.

Yours faithfully

John Priestley

Company Secretary

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term Notes and Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A$600,000,000 in aggregate principal amount.

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See the Information Memorandum of ANZ dated 23 April 2004 in respect of ANZ’s AUD Domestic Debt Issue Program and the pricing supplement dated 7 November 2006 for the securities.

+ See chapter 19 for defined terms.

1

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		New class of securities

5	Issue price or consideration

Issue price for the securities is 100.021% of the aggregate principal amount of the securities. The securities will pay a Coupon of 6.50% pa payable semi-annually on 8 May and 8 November of each year with the first Coupon payable on 8 May 2007.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8th November 2006

		Number	+Class
8	Number and +class of all +securities quoted on	1,836,661,822	Ordinary fully paid
	ASX (including the securities in clause 2 if
	applicable)	10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

+ See chapter 19 for defined terms.

2

AUD600m Floating Rate TCD due October 2007

AUD500m 5.80% TCD due October 2007

AUD1195m 5.00% TCD due May 2008

AUD600m Floating Rate TCD due May 2008

AUD400m Floating Rate TCD due March 2009

AUD1025m 6.00% TCD due March 2009

AUD650m 6.00% TCD due March 2010

AUD1050m Floating Rate TCD due March 2010

AUD450m 6.00% TCD due March 2011

AUD700m Floating Rate TCD due March 2011

AUD400m 6.75% Subordinated Notes due March 2012

AUD100m Floating Rate Subordinated Notes due March 2012

AUD350m 6.50% Subordinated Notes due May 2014

AUD380m Floating Rate Subordinated Notes due May 2014

AUD300m 6.00% Subordinated Notes due August 2015

AUD400m Floating Rate Subordinated Notes due August 2015

AUD300m 6.25% Subordinated Notes due May 2016

AUD300m Floating Rate Subordinated Notes due May 2016

+ See chapter 19 for defined terms.

3

		Number	+Class
8	Number and +class of all +securities not quoted	30,049,539	Options on issue
on ASX (including the securities in clause 2 if
	applicable)	350,000	2003 Redeemable Preference Shares

		750,000	2003 Redeemable Preference Shares (Series 2)

		500,000	December 2004 Euro Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not Applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

4

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

5

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

6

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☒ A copy of any trust deed for the additional +securities See Deed Poll

+ See chapter 19 for defined terms.

7

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on
ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

8

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	8/11/2006
Company secretary

Print name:		John Priestley

+ See chapter 19 for defined terms.

9

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No:  40

Tranche No:  1

AUD 600,000,000 6.50% Fixed Rate Transferable Certificates of Deposit

Issue Price: 100.021 per cent.

Australia and New Zealand Banking Group Limited

(Australian Business Number 11 005 357 522)

acting through ANZ Investment Bank

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

THE TORONTO-DOMINION BANK

(Australian Business Number 74 082 818 175)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

Dealers

The date of this Pricing Supplement is 7 November 2006

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004. This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	40

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	A$600,000,000

5	(i) Issue Price:	100.021 per cent of the Aggregate Nominal Amount

	(ii) Net proceeds:	A$600,126,000

6	Specified Denomination(s):	A$1,000

7	(i) Issue Date:	8 November 2006

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	8 November 2011

9	Interest Basis:	6.50 per cent. per annum Fixed Rate (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not Applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	6.50 per cent per annum payable semi-annually in arrears

	(ii) Interest Payment Date(s):	8 May and 8 November in each year from and including 8 May 2007 to and including the Maturity Date.

	(iii) Fixed Coupon Amount(s):	A$32.50 per A$1,000 in nominal amount on each Interest Payment Date

	(iv) Broken Amount(s):	Not applicable

1

	(v) Business day Convention:	Following Business Day Convention

	(vi) Day Count Fraction:	RBA Bond Basis

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Securities:	Not Applicable

	(viii) Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions	Not Applicable

18	Zero Coupon Security Provisions	Not Applicable

19	Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable

22	Put Option	Not Applicable

23	Final Redemption Amount:	OutstandingNominal Amount

24	Early Redemption Amount:	Outstanding Nominal Amount

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Condition 4 (Negative Pledge) and Condition 11.1 (iii) (Cross-Default) are applicable.

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	Australia and New Zealand Banking Group Limited
(Lead Manager and Dealer)

Royal Bank Of Canada The Toronto-Dominion Bank UBS AG, Australia Branch (Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	As set out in the Schedule to this Pricing Supplement.

OPERATIONAL INFORMATION

35	ISIN:	AU0000ANZHQ2

2

36	Code	ANZHQ

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Securities will be lodged in the Austraclear system. Securities may also be held and transacted in the Euroclear and Clearstream systems

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 8 November 2006.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:
Duly Authorised Signatory

3

SCHEDULE

ADDITIONAL SELLING RESTRICTIONS

SELLING RESTRICTIONS

Australia

No prospectus or other disclosure document in relation to the Programme or the Securities has been lodged with the Australian Securities and Investments Commission (“ASIC”) or the Australian Stock Exchange Limited. Each Dealer represents and agrees that, unless the relevant Pricing Supplement otherwise provides, it:

(i)                                     has not made or invited, and will not make or invite, an offer of the Securities for acceptance, issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(ii)                                  has not distributed or published, and will not distribute or publish, the Information Memorandum or any other offering material or advertisement relating to the Securities in Australia, unless:

(a)                                  the minimum aggregate consideration payable by each offeree is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with part 6D.2 of the Corporations Act; and

(b)                                 such action complies with all applicable laws and regulations.

Hong Kong

Each Dealer represents and agrees that:

(a)                                 it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Securities other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)                                 it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance.

Japan

The Securities have not been and will not be registered under the Securities and Exchange Law of Japan. Accordingly, each of the Dealers represents and agrees that it has not, directly or indirectly, offered or sold and will not directly or indirectly, offer or sell any Securities in Japan to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any

4

Japanese Person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

New Zealand

Each Dealer represents and agrees that it has not offered, sold or delivered and will not directly or indirectly offer, sell or deliver any Security, and it will not distribute any offering memorandum or advertisement in relation to any offer of Securities, in New Zealand, unless the minimum subscription price payable for Securities is at least NZ$500,000 (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) and the minimum holding of Securities is at least NZ$500,000, or that offer, sale or delivery is in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

United Kingdom

Each Dealer represents and agrees that:

(i)                                     it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of any Securities in circumstances in which section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(iii)                               it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

United States of America

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer represents and agrees that it has offered and sold, and will offer and sell, Securities as part of its distribution or otherwise at any time only outside the United States to non-U.S. persons in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, each Dealer represents and agrees that neither it, nor any of its affiliates nor any person acting on its behalf has engaged or will engage in any directed settling efforts with respect to the Securities, and that it and they have complied and will comply with the offering restrictions requirement of Regulation S under the Securities Act. Each Dealer also agrees that, at or prior to confirmation of sale of Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it a confirmation or notice to substantially the following effect;

“The Securities covered hereby have not been registered under the United States Securities Act of 1933 as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons as part of their distribution or otherwise at any time. Terms used above have the meanings given to them in Regulation S under the Securities Act.”

Terms used in this sub-section headed “United States of America” have the meaning given to them by Regulation S under the Securities Act.

Each issuance of index, commodity or currency-linked Securities may be subject to such additional U.S. selling restrictions as the Dealers may agree with the Issuer as a term of the issuance, and purchase or, as the case may be, subscription of such Securities. Each Dealer agrees that it shall offer, sell and deliver such Securities only in compliance with such additional U.S. selling restrictions.

5

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Dealer represents, warrants and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State:

(a)                                  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)                                 at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual turnover of more than EUR 50,000,000, all as shown in its last annual or consolidated accounts; or

(c)                                  at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of Notes to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State

General

Each Dealer acknowledges that no representation is made by the Issuer or any other Dealer that any action has been or will be taken in any jurisdiction by the Issuer or any Dealer that would permit a public offering of the Securities, or possession or distribution of the Information Memorandum, any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required. Each Dealer will, to the best of its knowledge and belief, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Securities or has in its possession or distributes the Information Memorandum, any other offering material or any Pricing Supplement in all cases at its own expense.

6

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term Notes and Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A$650,000,000 in aggregate principal amount.

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See the Information Memorandum of ANZ dated 23 April 2004 in respect of ANZ’s AUD Domestic Debt Issue Program and the pricing supplement dated 7 November 2006 for the securities.

+ See chapter 19 for defined terms.

1

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

New class of securities

5	Issue price or consideration

Issue price for the securities is 100.000% of the aggregate principal amount of the securities. The securities will pay a Coupon of 3 Month BBSW plus 0.15% pa payable quarterly on 8 February, 8 May, 8 August and 8 November of each year with the first Coupon payable on 8 February 2007.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8th November 2006

+ See chapter 19 for defined terms.

2

		Number	+Class
8	Number and +class of all +securities quoted	1,836,661,822	Ordinary fully paid
	on ASX (including the securities in clause 2
	if applicable)	10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

+ See chapter 19 for defined terms.

3

AUD600m Floating Rate TCD due October 2007

AUD500m 5.80% TCD due October 2007

AUD1195m 5.00% TCD due May 2008

AUD600m Floating Rate TCD due May 2008

AUD400m Floating Rate TCD due March 2009

AUD1025m 6.00% TCD due March 2009

AUD650m 6.00% TCD due March 2010

AUD1050m Floating Rate TCD due March 2010

AUD450m 6.00% TCD due March 2011

AUD700m Floating Rate TCD due March 2011

AUD400m 6.75% Subordinated Notes due March 2012

AUD100m Floating Rate Subordinated Notes due March 2012

AUD350m 6.50% Subordinated Notes due May 2014

AUD380m Floating Rate Subordinated Notes due May 2014

AUD300m 6.00% Subordinated Notes due August 2015

AUD400m Floating Rate Subordinated Notes due August 2015

AUD300m 6.25% Subordinated Notes due May 2016

AUD300m Floating Rate Subordinated Notes due May 2016

+ See chapter 19 for defined terms.

4

		Number	+Class
9	Number and +class of all +securities not	30,049,539	Options on issue
	quoted on ASX (including the securities in	350,000	2003 Redeemable Preference Shares
	clause 2 if applicable)	750,000	2003 Redeemable Preference Shares (Series 2)
		500,000	December 2004 Euro Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not Applicable

Part 2 -  Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

5

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

6

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

7

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☒	A copy of any trust deed for the additional +securities See Deed Poll

+ See chapter 19 for defined terms.

8

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on
ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

9

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	8/11/2006
Company Secretary

Print name:	John Priestley

+ See chapter 19 for defined terms.

10

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No:  41

Tranche No:  1

AUD650,000,000 Floating Rate Transferable Certificates of Deposit

Issue Price: 100 per cent.

Australia and New Zealand Banking Group Limited

(Australian Business Number 11 005 357 522)

acting through ANZ Investment Bank

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

THE TORONTO-DOMINION BANK

(Australian Business Number 74 082 818 175)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

Dealers

The date of this Pricing Supplement 7 November 2006

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein.  Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004.  This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	41

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	A$650,000,000

5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	A$650,000,000

6	Specified Denomination(s):	A$1,000

7	(i) Issue Date:	8 November 2006

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	8 November 2011

9	Interest Basis:	Floating Rate: 3 month BBSW + 0.150 per cent. (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Not Applicable

17	Floating Rate Security Provisions	Applicable

	(i) Interest Payment Dates:	Quarterly on 8 February, 8 May, 8 August and 8 November in each year from and including 8 February 2007 to and including the Maturity Date.

	(ii) Business Day Convention:	Modified Following Business Day Convention

	(iii) Manner in which the Rate(s) of Interest	Screen Rate Determination

1

is/are to be determined:

	(iv) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	ANZ Investment Bank

	(v) Screen Rate Determination:	Applicable

	• Reference Rate:	3 month BBSW

	• Interest Determination Date(s):	The first day of each Interest Period

	• Relevant Screen Page:	Reuters screen page BBSW

	(vi) Margin(s):	+ 0.150 per cent. per annum

	(vii) Minimum Rate of Interest:	Not Applicable

	(viii) Maximum Rate of Interest:	Not Applicable

	(ix) Rate Multiplier	Not Applicable

	(x) Day Count Fraction:	Actual/365 (Fixed)

(xi)          Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

Not Applicable

18	Zero Coupon Security Provisions	Not Applicable

19	Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding Nominal Amount

24

Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

Outstanding Nominal Amount

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Condition 4 (Negative Pledge) and Condition 11.1 (iii) (Cross-Default) are applicable.

2

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	Australia and New Zealand Banking Group Limited (Lead Manager and Dealer)

Royal Bank Of Canada

The Toronto-Dominion Bank UBS AG, Australia Branch (Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	As set out in the Schedule to this Pricing Supplement

OPERATIONAL INFORMATION

35	ISIN:	AU0000ANZHR0

36	Code	ANZHR

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Securities will be lodged in the Austraclear system. Securities may also be held and transacted in the Euroclear and Clearstream systems

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 8 November 2006.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:
Duly Authorised Signatory

3

SCHEDULE

ADDITIONAL SELLING RESTRICTIONS

SELLING RESTRICTIONS

Australia

No prospectus or other disclosure document in relation to the Programme or the Securities has been lodged with the Australian Securities and Investments Commission (“ASIC”) or the Australian Stock Exchange Limited.  Each Dealer represents and agrees that, unless the relevant Pricing Supplement otherwise provides, it:

(i)            has not made or invited, and will not make or invite, an offer of the Securities for acceptance, issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(ii)           has not distributed or published, and will not distribute or publish, the Information Memorandum or any other offering material or advertisement relating to the Securities in Australia,

unless:

(a)           the minimum aggregate consideration payable by each offeree is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with part 6D.2 of the Corporations Act; and

(b)           such action complies with all applicable laws and regulations.

Hong Kong

Each Dealer represents and agrees that:

(a)           it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Securities other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)           it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance.

Japan

The Securities have not been and will not be registered under the Securities and Exchange Law of Japan.  Accordingly, each of the Dealers represents and agrees that it has not, directly or indirectly, offered or sold and will not directly or indirectly, offer or sell any Securities in Japan to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any

4

Japanese Person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

New Zealand

Each Dealer represents and agrees that it has not offered, sold or delivered and will not directly or indirectly offer, sell or deliver any Security, and it will not distribute any offering memorandum or advertisement in relation to any offer of Securities, in New Zealand, unless the minimum subscription price payable for Securities is at least NZ$500,000 (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) and the minimum holding of Securities is at least NZ$500,000, or that offer, sale or delivery is in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

United Kingdom

Each Dealer represents and agrees that:

(i)            it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of any Securities in circumstances in which section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(iii)          it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

United States of America

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons.  Each Dealer represents and agrees that it has offered and sold, and will offer and sell, Securities as part of its distribution or otherwise at any time only outside the United States to non-U.S. persons in accordance with Rule 903 of Regulation S under the Securities Act.  Accordingly, each Dealer represents and agrees that neither it, nor any of its affiliates nor any person acting on its behalf has engaged or will engage in any directed settling efforts with respect to the Securities, and that it and they have complied and will comply with the offering restrictions requirement of Regulation S under the Securities Act.  Each Dealer also agrees that, at or prior to confirmation of sale of Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it a confirmation or notice to substantially the following effect;

“The Securities covered hereby have not been registered under the United States Securities Act of 1933 as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons as part of their distribution or otherwise at any time.  Terms used above have the meanings given to them in Regulation S under the Securities Act.”

Terms used in this sub-section headed “United States of America” have the meaning given to them by Regulation S under the Securities Act.

Each issuance of index, commodity or currency-linked Securities may be subject to such additional U.S. selling restrictions as the Dealers may agree with the Issuer as a term of the issuance, and purchase or, as the case may be, subscription of such Securities.  Each Dealer agrees that it shall offer, sell and deliver such Securities only in compliance with such additional U.S. selling restrictions.

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European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Dealer represents, warrants  and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State:

(a)           at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)           at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual turnover of more than EUR 50,000,000, all as shown in its last annual or consolidated accounts; or

(c)           at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of Notes to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

General

Each Dealer acknowledges that no representation is made by the Issuer or any other Dealer that any action has been or will be taken in any jurisdiction by the Issuer or any Dealer that would permit a public offering of the Securities, or possession or distribution of the Information Memorandum, any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.  Each Dealer will, to the best of its knowledge and belief, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Securities or has in its possession or distributes the Information Memorandum, any other offering material or any Pricing Supplement in all cases at its own expense.

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